EntrepreneurShares Series Trust

470 Atlantic Avenue, Suite #400

Boston, MA 02210

September 26, 2014

EDGAR FILING

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE Washington, DC 20549

Re:	Request for Acceleration- EntrepreneurShares Series Trust Post Effective Amendment No. 11 and Amendment No. 14 to Registration Statement on Form N-1A (File Nos. 333-168040 and 811-22436} submitted by EDGAR on December 3, 2013 for Entrepreneur US All Cap Fund

Dear Sir or Madam:

As discussed with Ms. Karen Rossotto of the Securities and Exchange Commission with the Division of Investment Management, pursuant to Rule 461of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned hereby requests the effectiveness under the 1933 Act of Post Effective Amendment No. 11 to its registration statement on Form N-1A to be accelerated to September 26, 2014, or as soon as practicable thereafter. Post Effective Amendment No. 11 is filed herewith pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

EntrepreneurShares Series Trust

/s/ Joel M. Shulman              /s/ Alice Thompson

Title: CIO

By: Alice Thompson, Limited Attorney-in-Fact of Joel M. Shulman

September 26, 2014

EDGAR FILING

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE Washington, DC 20549

Re:	Request for Acceleration - EntrepreneurShares Series Trust Post Effective Amendment No. 11 and Amendment No. 14 to Registration Statement on Form N-1A (File Nos. 333-168040 and 811-22436) submitted by EDGAR on December 3, 2013 for Entrepreneur US All Cap Fund

Dear Sir or Madam:

As principal underwriter for EntrepreneurShares Series Trust (the “Trust”), the undersigned hereby requests the effectiveness under the Securities Act of 1933, as amended (the “1933 Act”), of Post Effective Amendment No. 11 to the Trust’s registration statement on Form N-1A to be accelerated to September 26, 2014, or as soon as practicable thereafter. Post Effective Amendment No. 11 is filed herewith pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

Tom Mulrooney

President

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